Exhibit 99.1

Brookfield
Press Release

BROOKFIELD RENEWABLE AND TRANE® AGREE TO JOINTLY PURSUE DISTRIBUTED GENERATION AND ENERGY EFFICIENCY OPPORTUNITIES ACROSS NORTH AMERICA

All amounts in U.S. dollars

•	Brookfield Renewable and Trane will together originate and develop distributed generation and energy efficiency opportunities with commercial and industrial customers across North America

•	Arrangement capitalizes on the rapidly growing demand for decarbonization-as-a-service

•	Leverages the combined capabilities of Brookfield Renewable’s distributed generation platform and Trane’s energy efficiency business

BROOKFIELD, News, July 8, 2021 (GLOBE NEWSWIRE) – Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), a leading global renewable energy and decarbonization business, together with Trane® – by Trane Technologies (NYSE: TT), a global climate innovator, today announce an agreement to offer decarbonization-as-a-service for commercial, industrial, and public sector customers, comprising energy efficient retrofits and upgrades of building energy infrastructure along with captive distributed solar, energy storage and other power generation across North America.

The agreement leverages Brookfield Renewable’s leading U.S. distributed generation business and Trane’s leading energy efficiency and technical, engineering, construction and project development experience to jointly develop and implement new customer opportunities. The innovative decarbonization solutions provided will help customers meet sustainability targets and reduce operating costs through upgrading critical energy infrastructure and installing onsite renewable energy.

“As owners and operators of one of the leading distributed generation businesses in the U.S. with a 2,000 megawatt portfolio, we are pleased to be positioned as a leading partner and solution provider for corporations and other institutions to achieve their decarbonization objectives,” said Valerie Hannah, CEO of Brookfield Renewable Distributed Generation. “As demand for decarbonization-as-a-service continues to grow, representing a $600 billion market opportunity over the next decade, we continue to increase and innovate our product offerings to meet customer demand, including in the high-value energy efficiency sector through this agreement. We look forward to working together with Trane to deliver leading decarbonization solutions to customers across North America.”

“Sustainability is core to our business, and we are always looking for new ways to push ourselves and our customers further with sustainable solutions that help create a better planet for us all,” said Donny Simmons, president, Commercial HVAC Americas, Trane Technologies. “Addressing climate change requires innovation, ambitious goals and bold action – such as our 2030 Sustainability Commitments, as well as creative collaboration with fellow industry leaders. We are pleased to team up with Brookfield Renewable to broaden the reach and scale we each can achieve with distributed generation and energy efficiency opportunities for our customers and, ultimately, the impact we can have toward a more sustainable world.”

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 27,000 megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $600 billion of assets under management.

About Trane

Trane – by Trane Technologies (NYSE: TT), a global climate innovator – creates comfortable, energy efficient indoor environments for commercial and residential applications. For more information, please visit www.trane.com or www.tranetechnologies.com.

Contact information – Brookfield Renewable:
Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President – Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Contact information – Trane:
Kelly Hydeck
Communications Leader, Trane Commercial HVAC Americas
(419) 297-9900 khydeck@tranetechnologies.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “potential”, “can” or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the outcomes of Brookfield Renewable’s arrangement with Trane; Brookfield Renewable’s ability to, together with Trane, secure customers for decarbonization solutions and actually achieve the financial and decarbonization objectives of those customers; Brookfield Renewable’s deployment of capital in connection with certain jointly developed opportunities; and the expected long term nature of the arrangement with Trane. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.